Exhibit 99.1

Summit Therapeutics plc

(“Summit Therapeutics” or the “Company”)

Completion of $25 million subscription

Oxford, UK, and Cambridge, MA, US, 10 January 2019—Summit Therapeutics (AIM: SUMM, NASDAQ: SMMT), a leader in antibiotic innovation, announces that the subscription to raise $25 million, as approved by shareholders at the Company’s general meeting on 4 January 2019, has completed. The subscription shares, comprising 78,125,000 new ordinary shares represented by 15,625,000 American Depositary Shares, were admitted to AIM and trading became effective at 8:00 a.m. GMT on 9 January 2019.

About Summit Therapeutics

Summit Therapeutics is a leader in antibiotic innovation. Our new mechanism antibiotics are designed to become the new standards of care for the benefit of patients and create value for payors and healthcare providers. We are currently developing new mechanism antibiotics for infections caused by C. difficile, N. Gonorrhoeae and ESKAPE pathogens and are using our proprietary Discuva Platform to expand our pipeline. For more information, visit www.summitplc.com and follow us on Twitter @summitplc.

For more information, please contact:

Summit
Glyn Edwards / Richard Pye (UK office)	Tel:	+44 (0)1235 443 951
Michelle Avery (US office)		+1 617 225 4455

Cairn Financial Advisers LLP (Nominated Adviser)	Tel:	+44 (0)20 7213 0880
Liam Murray / Tony Rawlinson

N+1 Singer (Joint Broker)	Tel:	+44 (0)20 7496 3000
Aubrey Powell / Jen Boorer, Corporate Finance Tom Salvesen, Corporate Broking

Bryan Garnier & Co Limited (Joint Broker)	Tel:	+44 (0)20 7332 2500
Phil Walker / Dominic Wilson

MSL Group (US)	Tel:	+1 781 684 6557
Jon Siegal		summit@mslgroup.com

Consilium Strategic Communications (UK)	Tel:	+44 (0)20 3709 5700
Mary-Jane Elliott / Sue Stuart / Jessica Hodgson / Lindsey Neville		summit@consilium-comms.com

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